===============================================================================


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

         (Mark One)

         [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
     (No fee required, effective October 7, 1996)

         For the fiscal year ended     December 31, 2004
                                     -------------------------------------------

                                       Or

         [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
     (No fee required)

         For the transition period from _________________ to ___________________

         Commission file number    1-14946
                                   ---------------------------------------------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  CEMEX, Inc. Savings and Investment Plan
                  for Union Employees
                  840 Gessner Road
                  Suite 1400
                  Houston, Texas 77024

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  CEMEX, S.A. de C.V.
                  Av. Ricardo Margain Zozaya #325
                  Colonia Valle del Campestre
                  Garza Garcia, Nuevo Leon
                  Mexico 66265


===============================================================================

                            CEMEX, INC. SAVINGS AND
                              INVESTMENT PLAN FOR
                                UNION EMPLOYEES

                            Financial Statements and
                             Supplemental Schedules

                           December 31, 2004 and 2003
                  (With Independent Auditors' Report Thereon)

                    CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES


                               Table of Contents

                                                                            Page
                                                                            ----

Independent Auditors' Report                                                  1

Financial Statements:

     Statements of Net Assets Available for Benefits -
       December 31, 2004 and 2003                                             2

     Statement of Changes in Net Assets Available for Benefits -
       Year Ended December 31, 2004                                           3

     Notes to Financial Statements                                            4

Supplemental Schedule - Schedule H, Line 4(i) - Schedule of
        Assets (Held at End of Year) - December 31, 2004                      8



The following schedules required by the Department of Labor's Rules and Regulations are omitted because of the absence of conditions under which they are required:


     Schedule G, Part I - Schedule of Loans or Fixed Income Obligations in
         Default or Classified as Uncollectible

     Schedule G, Part II - Schedule of Leases in Default or Classified as
         Uncollectible

     Schedule G, Part III - Nonexempt Transactions

     Schedule H, Line 4(a) - Delinquent Employee Contributions and
         Loan Repayments

     Schedule H, Line 4(i) - Schedule of Assets (Acquired and Disposed of
         Within the Plan Year)

     Schedule H, Line 4(j) - Schedule of Reportable Transactions

             INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT
             ------------------------------------------------------


Participants and Administrator of
CEMEX, Inc. Savings and Investment Plan
   for Union Employees:

We have audited the accompanying statements of net assets available for benefits of the CEMEX, Inc. Savings and Investment Plan for Union Employees (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2004 basic financial statements taken as a whole.

                                              /s/  Mir.Fox & Rodriguez, P.C.



Houston, Texas
June 29, 2005

                    CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES

                Statements of Net Assets Available for Benefits
                           December 31, 2004 and 2003





           Assets                                     2003              2002
           ------                                     ----              ----

Investments, at fair value:
    Mutual funds                               $   1,758,295         1,315,532
    Common collective trust fund                     900,541           906,746
    Common stock                                     583,048           315,291
    Participant loans                                195,588           175,554
                                               -------------      ------------

Total investments                                  3,437,472         2,713,123

Employee contributions receivable                      8,410
Employer contributions receivable                      2,587
Other accounts receivable                              1,969
Cash                                                      18             2,486
                                               -------------      ------------

 Total assets                                      3,450,456         2,715,609

Liabilities
-----------

Investment trades payable                                                2,462
                                               -------------      ------------

 Net assets available for benefits             $   3,450,456         2,713,147
                                               =============      ============



See accompanying notes to financial statements.

                    CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES

           Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 2004



Additions to net assets:
    Participant contributions                                   $       375,810
    Employer contributions                                              111,016
    Net appreciation in fair value of mutual funds                      151,791
    Net appreciation in fair value of common stock                      148,879
    Investment income                                                   113,524
                                                                ----------------

       Total additions to net assets                                    901,020
                                                                ----------------

Deductions from net assets:
    Benefits paid to participants                                       162,409
    Administrative fees and expenses                                      1,302
                                                                ----------------

        Total deductions from net assets                                163,711
                                                                ----------------

Net decrease in net assets available for benefits                       737,309

Net assets available for benefits:
    Beginning of year                                                 2,713,147
                                                                ----------------

    End of year                                                 $     3,450,456
                                                                ================




See accompanying notes to financial statements.

                            CEMEX, INC. SAVINGS AND
                                INVESTMENT PLAN
                              FOR UNION EMPLOYEES

                         Notes to Financial Statements
                           December 31, 2004 and 2003

1.   Plan Description

     General
     -------

     The CEMEX, Inc. Savings and Investment Plan for Union Employees (the Plan) was adopted effective August 1, 1998 for the benefit of certain union employees of CEMEX, Inc. Effective April 1, 2005, the union employees of the Clinchfield, Georgia plant ceased participating in the Plan and became participants in the CEMEX, Inc. Savings Plan. In connection therewith, assets of $3,579,136 were transferred from the Plan to the CEMEX, Inc. Savings Plan subsequent to December 31, 2004. Effective September 1, 2003, the union employees of the Charlevoix, Michigan plant ceased participating in the Plan and became participants in the CEMEX, Inc. Savings Plan. In connection therewith, assets of $3,676,704 were transferred from the Plan to the CEMEX, Inc. Savings Plan during 2003.

     The Plan is qualified under section 401(a) of the Internal Revenue Code
     (IRC) as a defined contribution plan and is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following is provided for general information purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     Eligibility
     -----------

     Union employees of the Clinchfield, Georgia plant of CEMEX, Inc. with at least three months of service are eligible to participate in the Plan. Plan entry dates are the first day of the calendar quarter coinciding with or following the completion of service. Effective April 1, 2005, union employees of the Clinchfield, Georgia plan ceased participating in the Plan.

     Contributions
     -------------

     Participants may contribute from 1% to 16% of their eligible pay, up to an annual maximum of the lesser of their eligible pay or $40,000. Participants may also rollover certain amounts from other qualified defined benefit or contribution plans. Participants direct the investment of their participant contributions in the investment options listed in note 3.

     CEMEX, Inc. (the Employer and Sponsor) matches 50% of the amount contributed by each participant up to the first 6% of eligible pay. The Employer contributions are in the form of American Depository Shares representing common stock of CEMEX, S.A. de C.V. (CEMEX stock). A participant may, at any time after the CEMEX stock is credited to his or her account, make a diversification election and exercise investment discretion with respect to the Employer matching contribution. The Employer may make additional contributions in accordance with the provisions of the Plan Agreement.

     Participant accounts
     --------------------

     Separate accounts are maintained for each participant as follows. Participant accounts are credited with the participant's contribution and allocations of the Employer's contributions and Plan earnings. Allocations are based on each participant's earnings or account balance, as defined in the Plan Agreement. Each participant is entitled to the benefit that can be provided from the participant's account.

                                                                       Continued

                            CEMEX, INC. SAVINGS AND
                                INVESTMENT PLAN
                              FOR UNION EMPLOYEES

                    Notes to Financial Statements, Continued


     Vesting
     -------

     Participants are immediately and fully vested in all contributions plus actual earnings thereon.

     Benefit payments
     ----------------

     Benefits are payable from participant account balances, subject to certain restrictions, upon termination of employment, retirement, reaching the age of 59 1/2, or by incurring a disability or financial hardship, as defined in the Plan Agreement. Participants elect the method of distribution which may be either in the form of a direct rollover to an eligible retirement plan, lump sum payment or, if in excess of $5,000, payment over a period of time not to exceed the shorter of 10 years or certain life expectancies as defined in the Plan Agreement.

     Participant loans
     -----------------

     A participant may obtain a loan from his or her separate account balance. Each loan is evidenced by a promissory note and may not be less than $1,000. The loans are secured by the balance in the participant's account and bear interest at the rate established by the Loan Committee. Provisions of the Plan require the aggregate of each loan outstanding not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. Repayment terms for loans are not to exceed five years and principal and interest is paid ratably through monthly payroll deductions.

     Administrative expenses
     -----------------------

     Loan fees are paid by the borrowing participant and all other administrative costs are paid by the Sponsor.

     Plan termination
     ----------------

     The Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

2.   Significant Accounting Policies

     Basis of presentation
     ---------------------

     The financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets in accordance with accounting principles generally accepted in the United States of America.

     Investment valuation and income recognition
     -------------------------------------------

     The mutual funds, common collective trust fund and common stock are stated at fair value based on quoted market prices as of the date of the financial statements. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Benefit payments
     ----------------

     Benefits are recorded when paid.
                                                                      Continued

                            CEMEX, INC. SAVINGS AND
                                INVESTMENT PLAN
                              FOR UNION EMPLOYEES

                    Notes to Financial Statements, Continued


     Use of estimates
     ----------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.   Investments

     As of December 31, 2004 and 2003, participant contributions to the Plan were invested at the option of the participants in one or more of the following investment funds:
                                                            2004            2003
                                                            ----            ----
     INVESCO Stable Value Fund                         $   900,541       906,746
     CEMEX stock                                           583,048       315,291
     Washington Mutual Investors Fund                      428,908       337,645
     PIMCO Total Return Fund                               328,016       260,485
     Growth Fund of America                                300,815
     Templeton Foreign Fund                                234,156       170,249
     Franklin Balance Sheet Investment Fund                163,941       114,267
     American Century Investments Real Estate Fund         133,229
     MFS International Fund                                 81,299
     Templeton Developing Markets Fund                      56,647        40,573
     Franklin Small Mid-Cap Growth Fund                     31,190        22,384
     Alliance Capital Reserve Account                           94            51
     MFS Research Fund                                                   179,368
     Franklin Real Estate Securities Fund                                 78,152
     ING International Small Cap Growth Fund                              55,139
     AIM Constellation Fund                                               46,591
     Putnam New Opportunities Fund                                        10,628
     Participant loans                                     195,588       175,554
                                                       -----------     ---------
                                                       $ 3,437,472     2,713,123
                                                       ===========     =========

     Investments with a fair value that exceeds $172,523 and $135,657 at December 31, 2004 and 2003, respectively, represent 5% or more of Plan net assets.

4.   Federal Income Tax Status

     The Plan obtained its latest determination letter on June 14, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan's management believes that the related trust is tax-exempt and accordingly, no provision for Federal income taxes has been included in the Plan's financial statements.

                                                                      Continued

                            CEMEX, INC. SAVINGS AND
                                INVESTMENT PLAN
                              FOR UNION EMPLOYEES

                    Notes to Financial Statements, Continued


5.  Risks and Uncertainties

     The Plan provides for investment in a common collective trust fund, various mutual funds, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.


                                                                                             Supplemental Schedule H, Line 4(i)
                                                                                                    Plan Sponsor No. 72-0296500
                                                                                                                  Plan No. 010
                                      CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                                                FOR UNION EMPLOYEES

                                     Schedule of Assets (Held at End of Year)
                                                December 31, 2004

(a)                       (b)                          (c)                                                                (e)
          Identity of issue, borrower, lessor,                Description of investment including maturity date,        Current
                    or similar party                          rate of interest, collateral, par or maturity value        value
    ---------------------------------------------      ----------------------------------------------------------   -------------

    INVESCO Trust Company                              Stable Value Fund; 900,541 shares                            $    900,541
 *  Cemex, S.A. de C.V.                                American Depository Shares; 16,009 shares                         583,048
    Washington Mutual                                  Washington Mutual Investors Fund; 13,935 shares                   428,908
    PIMCO                                              Total Return Fund; 30,742 shares                                  328,016
    American Funds                                     Growth Fund of America; 10,987 shares                             300,815
    Franklin Templeton Investor Services, Inc.         Templeton Foreign Fund; 19,037 shares                             234,156
    Franklin Templeton Investor Services, Inc.         Franklin Balance Sheet Investment Fund; 2,814 shares              163,941
    American Century Investments                       Real Estate Fund; 5,383 shares                                    133,229
    MFS Fund Distributors, Inc.                        MFS International Fund; 3,810 shares                               81,299
    Franklin Templeton Investor Services, Inc.         Templeton Developing Markets Fund; 3,059 shares                    56,647
    Franklin Templeton Investor Services, Inc.         Franklin Small Mid-Cap Growth Fund; 913 shares                     31,190
    Pershing                                           Alliance Capital Reserve Account; 94 shares                            94
 *  Participant loans                                  5.24% to 9.50%; 1-5 year term; payable monthly                    195,588
                                                                                                                   -------------
                                                                                                                   $   3,437,472
                                                                                                                   =============

 *  Party-in-interest


                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES



                              By:    /s/ Andrew M. Miller
                                     ------------------------------------------
                                     Name:  Andrew M. Miller
                                     Title: Chairman of Administrative Committee


     Date:  June 30, 2005
            -------------

                                 EXHIBIT INDEX


Exhibit
   No.                     Description
--------                   -----------

   1. Consent of Mir.Fox & Rodriguez, P.C. to the incorporation by reference into the Registration Statement on Form S-8 (File No. 333-86090) of CEMEX, S.A. de C.V. of its report, dated June 29, 2005, with respect to the audited financial statements of the CEMEX, Inc. Savings and Investment Plan for Union Employees as of December 31, 2004.

                                                                      EXHIBIT 1




            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            --------------------------------------------------------


The Administrator of the
CEMEX, Inc. Savings and Investment Plan
   for Union Employees:

We consent to the incorporation by reference in the Registration Statement (No. 333-86090) on Form S-8 of CEMEX, S.A. de C.V. of our report dated June 29, 2005, with respect to the statements of net assets available for benefits of CEMEX, Inc. Savings and Investment Plan for Union Employees as of December 31, 2004 and 2003, the related statement of changes in net assets available for benefits for the year ended December 31, 2004 and the related supplemental schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of CEMEX, Inc. Savings and Investment Plan for Union Employees.

                                                 /s/  Mir.Fox & Rodriguez, P.C.





Houston, Texas
June 29, 2005